Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the fourth quarter of 2014 and the year ended December 31, 2014, has been derived from TOTAL’s unaudited consolidated financial statements for the fourth quarter of 2014 and the year ended December 31, 2014.

Effective January 1, 2014, TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar. Comparative 2013 information has been restated (see note 11 to the Group’s unaudited consolidated financial statements included in Exhibit 99.1 to TOTAL’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on May 2, 2014 (the “Q1 2014 6-K”), including the interpretation of IFRIC 21 “Levies” applied retrospectively (see notes 1 and 11 to the Q1 2014 6-K)). Unless otherwise noted, currency amounts are expressed in U.S. dollars (“dollars” or “$”) or euros (“euros” or “€”).

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, for the year ended December 31, 2013, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 27, 2014.

•             KEY FIGURES AND CONSOLIDATED ACCOUNTS OF TOTAL

4Q14	3Q14	4Q13	4Q14 vs 4Q13	in millions of dollars (except earnings per share and number of shares)	2014	2013	2014 vs 2013
52,511	60,363	64,975	-19%	Sales	236,122	251,725	-6%
				Adjusted net operating income from business segments*
1,596	2,765	3,065	-48%	• Upstream	10,504	12,450	-16%
956	786	441	x2.2	• Refining & Chemicals	2,489	1,857	+34%
245	376	329	-26%	• Marketing & Services	1,254	1,554	-19%
(2.47)	1.52	0.98	n/a	Fully-diluted earnings per share (dollars)	1.86	4.94	-62%
2,287	2,285	2,276	—	Fully-diluted weighted-average shares (millions)	2,281	2,272	—
(5,658)	3,463	2,234	n/a	Net income (Group share)	4,244	11,228	-62%
8,152	7,769	11,317	-28%	Investments**	30,509	34,431	-11%
1,689	2,030	939	+80%	Divestments	6,190	6,399	-3%
6,409	5,740	8,739	-27%	Net investments***	24,140	25,879	-7%
7,354	7,639	9,578	-23%	Cash flow from operations	25,608	28,513	-10%

*                   Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**              Including acquisitions.

***         Net investments = investments including acquisitions – asset sales – other transactions with non-controlling interests.

•         FOURTH QUARTER 2014 RESULTS

➢             Sales

In the fourth quarter 2014, the Brent price averaged $76.6/b, a decrease of 30% compared to the fourth quarter 2013 and 25% compared to the third quarter 2014. The Group’s European refining margin indicator (“ERMI”) averaged $27.6/t in the fourth quarter 2014 compared to $10.1/t in the fourth quarter 2013 and $29.9/t in the third quarter 2014.

In this context, sales were $52,511 million in the fourth quarter 2014, a decrease of 19% compared to $64,975 million in the fourth quarter 2013.

➢             Net income

Net income (Group share) in the fourth quarter 2014 was negative $5,658 million compared to positive $2,234 million in the fourth quarter 2013, mainly due to the impacts of the inventory valuation effect and special items. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of $1,993 million in the fourth quarter 2014, mainly due to a reduction in stock during the period, compared to a negative impact of $103 million in the fourth quarter 2013. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of $19 million in the fourth quarter 2014 compared to a negative impact of $19 million in the fourth quarter 2013. Special items had a negative impact on net income (Group share) of $6,485 million in the fourth quarter 2014, including mainly the impairment of oil sands in Canada, unconventional gas notably in the United States, refining in Europe and certain other assets in the Upstream (for additional detail, see “— Results for the full year 2014 — Net income”, below). Special items had a negative impact on net income (Group share) in the fourth quarter 2013 of $1,029, comprised mainly of charges and write-offs related to the restructuring of downstream activities in France.

On December 31, 2014, there were 2,285 million fully-diluted shares compared to 2,276 million fully-diluted shares December 31, 2013.

Fully-diluted earnings per share, based on 2,287 million fully-diluted weighted-average shares, was negative $2.47 in the fourth quarter 2014 compared to positive $0.98 in the fourth quarter 2013.

➢             Investments — divestments(1)

Investments in the fourth quarter 2014, excluding acquisitions of $730 million and including changes in non-current loans of $145 million, were $7.0 billion, a decrease of 21% compared to $8.9 billion in the fourth quarter 2013.

Acquisitions in the fourth quarter 2014 were $730 million, notably comprised of the carry on the Utica gas and condensate field in the United States. Acquisitions in the fourth quarter 2013 were $1,861 million.

Asset sales in the fourth quarter 2014 were $1,269 million, essentially comprised of the sale of the Cardinal midstream assets in the United States, interests in blocks in Norway and Nigeria, and the CCP composites business in Refining & Chemicals. Asset sales in the fourth quarter 2013 were $355 million.

Net investments in the fourth quarter 2014 were $6.4 billion compared to $8.7 billion in the fourth quarter 2013, a decrease of 26%.

➢             Cash flow

Cash flow from operations was $7,354 million in the fourth quarter 2014 compared to $9,578 million in the fourth quarter 2013, a decrease of 23% mainly due to the decrease in the price of Brent.

The Group’s net cash flow(2) in the fourth quarter 2014 was $945 million compared to $839 million in the fourth quarter 2013, an increase of 13% reflecting mainly the 27% decrease in net investments, partially offset by the lower cash flow from operations linked to the decrease in Brent.

The net-debt-to-equity ratio was 31.3% on December 31, 2014, compared to 27.8% on September 30, 2014, and 23.3% on December 31, 2013(3). The increase is partly due to the higher level of net debt linked to lower cash flow from operations as well as the incomplete status on December 31, 2014, of the sales of Bostik, Totalgaz and the South African coal mines, and partly due to the decrease in equity linked mainly to variations in foreign exchange and to the impact of the impairments discussed above.

(1) Detail shown on page 12 of this exhibit.

(2) Net cash flow = cash flow from operations – net investments (including other transactions with non-controlling interests).

(3) Detail shown on page 12 of this exhibit.

•         RESULTS FOR THE FULL YEAR 2014

➢             Sales

The average Brent price decreased by 9% to $99.0/b in 2014 compared to 2013. Brent dropped sharply in the second half, from about $110/b to less than $60/b by December 31, 2014. The ERMI was $18.7/t in 2014 compared to $17.9/t in 2013, an increase of 4%. The environment for petrochemicals also improved, notably in the United States.

In this context, sales in 2014 were $236,122 million, a decrease of 6% compared to $251,725 million for 2013.

➢             Net income

Net income (Group share) in 2014 decreased by 62% to $4,244 million from $11,228 million in 2013, mainly due to the impacts of the inventory valuation effect and special items. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of $2,453 million in 2014, mainly due to a reduction in stock during the period, compared to a negative impact of $728 million in 2013. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of $25 million in 2014 compared to a negative impact of $58 million in 2013. Special items had a negative impact of $6,165 million in 2014, including mainly $7.1 billion of impairments. Taking into account the current economic environment, the Group impaired its oil sands assets in Canada by $2.2 billion, its unconventional gas notably in the United States by $2.1 billion, its refining in Europe by $1.4 billion, as well as certain other assets in the Upstream. These impairments were partially offset by the gain on the sale of the Group’s interests in Shah Deniz in Azerbaijan and GTT. Special items had a negative impact of $2,278 million in 2013, comprised mainly of the loss on the sale of the Voyageur upgrader project in Canada, the impairment of Upstream assets in the Barnett field in the United States and in Syria, charges and write-offs related to the restructuring of downstream activities in France, partially offset by the gain on the sales of TIGF and Upstream assets in Italy.

On December 31, 2014, there were 2,285 million fully-diluted shares compared to 2,276 million shares on December 31, 2013.

Fully-diluted earnings per share, based on 2,287 million fully-diluted weighted-average shares, was $1.86 in 2014 compared to $4.94 in 2013, decrease of 62%.

➢             Investments — divestments(1)

Investments in 2014, excluding acquisitions of $2,539 million and including changes in non-current loans of $1,229 million, were $26.4 billion, a decrease of 7% compared to $28.3 billion in 2013.

Acquisitions were $2,539 million in 2014, comprised principally of the acquisition of an interest in the Elk and Antelope discoveries in Papua New Guinea, the acquisition of an additional interest in Novatek(2) and the carry on the Utica gas and condensate field in the United States. Acquisitions were $4,473 million in 2013.

Asset sales were $4,650 million in 2014, comprised essentially of the sale of interests in Shah Deniz and the associated pipelines in Azerbaijan, Block 15/06 in Angola, GTT (Gaztransport & Technigaz) and the Cardinal midstream assets in the United States. Asset sales were $4,750 million in 2013.

Net investments were $24.1 billion in 2014 compared to $25.9 billion in 2013, a decrease of 7%.

➢             Cash flow

Cash flow from operations was $25,608 million in 2014, a decrease of 10% compared to $28,513 million in 2013.

The Group’s net cash flow was $1,468 million in 2014 compared to $2,634 million in 2013. This decrease of 44% was due essentially to lower cash flow from operations between the two periods, partially compensated by lower net investments.

(1) Detail shown on page 12 of this exhibit.

(2) The Group’s interest in Novatek has been 18.2% since July 18, 2014.

The net-debt-to-equity ratio was 31.3% on December 31, 2014, compared to 23.3% on December 31, 2013(1). The increase is partly due to the higher level of net debt linked to lower cash flow from operations as well as the incomplete status on December 31, 2014, of the sales of Bostik, Totalgaz and the South African coal mines, and partly due to the decrease in equity linked mainly to variations in foreign exchange and to the impact of the impairments discussed above.

•             ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 23-29 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

(1) Detail shown on page 12 of this exhibit.

➢             Upstream segment

•            Environment — liquids and gas price realizations*

4Q14	3Q14	4Q13	4Q14 vs 4Q13		2014	2013	2014 vs 2013
76.6	101.9	109.2	-30%	Brent ($/b)	99.0	108.7	-9%
61.7	94.0	102.5	-40%	Average liquids price ($/b)	89.4	103.3	-13%
6.29	6.40	7.36	-15%	Average gas price ($/Mbtu)	6.57	7.12	-8%
50.5	69.1	74.6	-32%	Average hydrocarbons price ($/boe)	66.2	74.8	-11%

*                   Consolidated subsidiaries, excluding fixed margins.

•            Production

4Q14	3Q14	4Q13	4Q14 vs 4Q13	hydrocarbon production	2014	2013	2014 vs 2013
2,229	2,122	2,284	-2%	Combined production (kboe/d)	2,146	2,299	-7%
1,077	1,043	1,142	-6%	• Liquids (kb/d)	1,034	1,167	-11%
6,219	5,902	6,260	-1%	• Gas (Mcf/d)	6,063	6,184	-2%

Hydrocarbon production was 2,229 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2014, a decrease of 2% compared to the fourth quarter 2013, due to the following:

•              -6% essentially for the expiration of the ADCO license in the United Arab Emirates;

•              +2% for lower prices, notably on the production sharing contracts (PSC);

•              +3% essentially from the start up of CLOV in Angola; and

•              -1% for natural decline, partially offset by production growth in Russia and Utica in the United States.

Excluding ADCO, which expired in January 2014, hydrocarbon production in the fourth quarter 2014 increased by 3.5% compared to the fourth quarter 2013.

Hydrocarbon production in the fourth quarter 2014 increased by 5% compared to the third quarter 2014 due to the production from CLOV throughout the quarter, lower maintenance in the fourth quarter, and a decrease in price, notably on the PSC contracts.

In 2014, hydrocarbon production was 2,146 kboe/d, a decrease of 7% compared to 2013, due to the following:

•              -6% essentially for the expiration of the ADCO license in the United Arab Emirates;

•              -2% essentially for natural decline and higher maintenance in 2014 notably in the first half, partially offset by production growth in Utica in the United States; and

•              +1% for production growth from start-ups, essentially CLOV in Angola.

In 2014, excluding ADCO, hydrocarbon production was virtually stable compared to 2013.

•            Reserves

Year-end reserves	2014	2013	2014 vs 2013
Hydrocarbon reserves (Mboe)	11,523	11,526	—
• Liquids (Mb)	5,303	5,413	-2%
• Gas (Bcf)	33,590	33,026	+2%

Proved reserves based on SEC rules (based on Brent at $101.3/b) were 11,523 Mboe at December 31, 2014. Based on the 2014 average rate of production, the reserve life is more than thirteen years.

•            Results

4Q14	3Q14	4Q13	4Q14 vs 4Q13	in millions of dollars	2014	2013	2014 vs 2013
5,415	5,198	6,990	-23%	Non-Group sales	23,484	26,367	-11%
(4,191)	4,499	5,564	n/a	Operating income	10,494	22,658	-54%
6,365	172	23	x277	Adjustments affecting operating income	6,662	1,042	x6.4
2,174	4,671	5,587	-61%	Adjusted operating income*	17,156	23,700	-28%
1,596	2,765	3,065	-48%	Adjusted net operating income*	10,504	12,450	-16%
533	824	704	-24%	• Includes adjusted income from equity affiliates	2,859	2,889	-1%
6,287	6,923	9,498	-34%	Investments	26,520	29,750	-11%
1,473	1,924	812	+81%	Divestments	5,764	5,786	—
2,608	5,442	7,310	-64%	Cash flow from operating activities	16,666	21,857	-24%

*                   Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income from the Upstream segment was $1,596 million in the fourth quarter 2014, a decrease of 48% compared to $3,065 million in the fourth quarter 2013, essentially due to the decrease in the average realized price of hydrocarbons.

Adjusted net operating income for the Upstream segment excludes special items. In the fourth quarter 2014, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $5,038 million, consisting essentially of asset impairments of oil sands in Canada, unconventional gas notably in the United States and certain other assets in the Upstream segment, compared to a positive impact of $19 million in the fourth quarter 2013.

The effective tax rate(1) for the Upstream segment in the fourth quarter 2014 was 57.0% compared to 58.8% in the fourth quarter 2013.

Adjusted net operating income from the Upstream segment in 2014 was $10,504 million compared to $12,450 million in 2013, a decrease of 16%, which was due essentially to the decrease in the average realized price of hydrocarbons.

The effective tax rate for the Upstream segment in 2014 was 57.1%, compared to 60.0% in 2013. The lower rate reflects mainly the benefit of tax allowances in the UK in the second quarter 2014.

Technical costs, calculated in accordance with ASC 932(2), were $28.3/boe in 2014 compared to $26.1/boe in 2013, an increase due principally to the increase in depreciation of fixed assets and the increase in production costs, mainly maintenance costs.

The return on average capital employed (ROACE(3)) for the Upstream segment was 11% for the full year 2014 compared to 14% for the full year 2013.

(1)        Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

(2)        FASB Accounting Standards Codification Topic 932, Extractive industries — Oil and Gas.

(3)        Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

➢             Refining & Chemicals segment

• Refinery throughput and utilization rates*

4Q14	3Q14	4Q13	4Q14 vs 4Q13		2014	2013	2014 vs 2013
1,887	1,884	1,580	+19%	Total refinery throughput (kb/d)	1,775	1,719	+3%
632	672	535	+18%	• France	639	647	-1%
852	840	755	+13%	• Rest of Europe	794	797	—
403	372	290	+39%	• Rest of world	342	275	+24%
				Utilization rates**
82%	82%	73%		• Based on crude only	77%	80%
86%	86%	77%		• Based on crude and other feedstock	81%	84%

*              Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**         Based on distillation capacity at the beginning of the year.

In the fourth quarter 2014, refinery throughput increased by 19% compared to the fourth quarter 2013. This increase was essentially due to higher refining margins in Europe, which allowed utilization rates to rise, and the start-up of Satorp, operating at full capacity since August 2014.

In 2014, refinery throughput increased slightly by 3% compared to 2013, essentially due to the start up of Satorp.

•           Results

4Q14	3Q14	4Q13	4Q14 vs 4Q13	in millions of dollars (except ERMI refining margins)	2014	2013	2014 vs 2013
27.6	29.9	10.1	x2.8	European refining margin indicator - ERMI ($/t)	18.7	17.9	+4%
23,025	27,417	29,613	-22%	Non-Group sales	106,124	114,483	-7%
(2,756)	450	(209)	n/a	Operating income	(1,691)	177	n/a
3,825	524	630	x6.1	Adjustments affecting operating income	4,430	1,589	x2.8
1,069	974	421	x2.5	Adjusted operating income*	2,739	1,766	+55%
956	786	441	x2.2	Adjusted net operating income*	2,489	1,857	+34%
155	161	160	-3%	• Contribution of Specialty chemicals**	629	583	+8%
875	422	956	-8%	Investments	2,022	2,708	-25%
157	9	45	x3.5	Divestments	192	365	-47%
3,113	1,729	1,816	+71%	Cash flow from operating activities	6,302	4,260	+48%

*              Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

**         Hutchinson, Bostik, Atotech.

The ERMI averaged $27.6/t in the fourth quarter 2014, nearly three times higher than in the fourth quarter 2013, due to the decrease in Brent and relatively better refined product prices in Europe. The environment for petrochemicals was favorable in the fourth quarter in the United States and in Europe, benefitting from lower naphtha prices.

Adjusted net operating income from the Refining & Chemicals segment was $956 million in the fourth quarter 2014, more than double the fourth quarter 2013 of $441 million. The segment was able to take advantage of the higher refining and petrochemical margins this quarter thanks to its good industrial performance.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2014, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $1,710 million, mainly due a reduction in stock, compared to a positive impact of $66 million in the fourth quarter 2013. The exclusion of special items in the fourth quarter 2014 had a positive impact on the segment’s adjusted net operating income of $1,466 million, consisting essentially of impairments of European refining assets, compared to a positive impact of $1,045 million in the fourth quarter 2013, consisting mainly of charges and write-offs related to the restructuring of downstream activities in France.

In 2014, adjusted net operating income from the Refining & Chemicals segment was $2,489 million, an increase of 34% compared to $1,857 million 2013, while the refining margin increased by only 4% to $18.7/t in 2014 compared to $17.9/t in 2013. The synergies and efficiency plans are bearing fruit and the segment was able to adapt to the lower European margins in the first half and subsequently take advantage of a more favorable refining and chemicals environment in the second half of the year. The petrochemicals environment was more favorable in 2014, especially in the United States.

With a ROACE of 15% for the full year 2014 compared to 9% for the full year 2013, the segment attained its profitability objective one year earlier than the schedule fixed in 2011.

➢             Marketing & Services segment

•           Refined product sales

4Q14	3Q14	4Q13	4Q14 vs 4Q13	sales in kb/d*	2014	2013	2014 vs 2013
1,132	1,107	1,150	-2%	Europe	1,100	1,138	-3%
678	674	605	+12%	Rest of world	669	611	+9%
1,810	1,781	1,755	+3%	Total sales of Marketing & Services	1,769	1,749	+1%

*              Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page [12] of this exhibit); includes share of TotalErg.

In the fourth quarter 2014, sales increased by 3% compared to the fourth quarter 2013, due to higher sales in growth areas, notably in Africa and the Middle East.

Sales volumes in 2014 increased slightly compared to 2013 due to higher sales in growth areas and offset by lower sales in Europe, mainly due to the impact of weather conditions.

•           Results

4Q14	3Q14	4Q13	4Q14 vs 4Q13	in millions of dollars	2014	2013	2014 vs 2013
24,079	27,747	28,378	-15%	Non-Group sales	106,509	110,873	-4%
22	423	468	-95%	Operating income	1,158	2,014	-43%
440	66	57	x7.7	Adjustments affecting operating income	551	138	x4
462	489	525	-12%	Adjusted operating income*	1,709	2,152	-21%
245	376	329	-26%	Adjusted net operating income*	1,254	1,554	-19%
(15)	5	27	n/a	• Contribution of New Energies	10	—	n/a
941	398	820	+15%	Investments	1,818	1,814	—
53	56	63	-16%	Divestments	163	186	-12%
1,627	701	442	x3.7	Cash flow from operating activities	2,721	2,557	+6%

*              Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

The Marketing & Services segment’s sales were $24 billion in the fourth quarter 2014, a 15% decrease compared to $28 billion in the fourth quarter 2013.

Adjusted net operating income for Marketing & Services was $245 million in the fourth quarter 2014, a decrease of 26% compared to $329 million in the fourth quarter 2013, mainly due to a negative accounting effect of $100 million on the valuation of hedging positions.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2014, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $321 million, mainly due a reduction in stock, compared to a positive impact of $37 million in the fourth quarter 2013. The exclusion of special items in the fourth quarter 2014 had a positive impact on the segment’s adjusted net operating income of $110 million compared to a negative impact of $16 million in the fourth quarter 2013.

In 2014, adjusted net operating income for Marketing & Services was $1,254 million, a decrease of 19% compared to $1,554 million in 2013. Other than the accounting effect in the fourth quarter mentioned above, the decrease is mainly due to weather conditions in the first half in Europe and lower margins in 2014, notably in the European network.

The ROACE for the Marketing & Services segment was 13% for the full year 2014 compared to 16% for the full year 2013.

•                         PROPOSED DIVIDEND

After closing the 2014 accounts, the Board of Directors decided on February 11, 2015 to propose to Annual Shareholders’ Meeting on May 29, 2015, an annual dividend of €2.44/share for 2014, an increase of 2.5% compared to 2013. Taking into account the interim dividends for the first three quarters of 2014 approved by the Board of Directors, the remaining 2014 dividend is €0.61/share, equal to the three 2014 interim dividends. The Board of Directors will also propose that shareholders have the alternative of receiving the remaining 2014 dividend payment in cash or in new shares benefiting from a 10% discount. Pending the approval at the Annual Shareholders’ Meeting, the ex-dividend date would be June 8, 2015, and the payment date for the cash dividend or the delivery of the new shares, depending on the election of the shareholder, would be set for July 1, 2015.

•                         SUMMARY AND OUTLOOK

In response to the recent fall in the oil price, TOTAL has launched an ambitious mitigation plan. The plan includes significant reductions to organic investments, operating costs and the exploration budget, as well as an acceleration of its asset sale program.

The Group plans to lower its organic investments by more than 10% from $26.4 billion in 2014 to $23-24 billion in 2015, by reducing investments in brownfield developments and stopping certain projects that have become less profitable. For operating costs, the reduction program announced in September 2014 has been expanded mainly in the Upstream segment. The initial target of $800 million has been raised to $1.2 billion in 2015, an increase of 50%. The exploration budget has been reduced by about 30%, to $1.9 billion in 2015.

Having achieved its 2012-14 asset sale target of $15-20 billion, TOTAL plans to accelerate its 2015-17 asset sale program of $10 billion by selling $5 billion of assets in 2015, in addition to benefiting from the completion of about $4 billion of asset sales that were already signed and pending at the start of the year.

In the Upstream segment, the Group is focused on the execution and delivery of its major projects and plans eight start-ups this year, of which three already started production in January. These start-ups, plus the new ADCO volumes, will contribute to production growth for the Group of more than 8% in 2015.

In addition, refining overcapacity remains an issue in Europe, and the Group is advancing its restructuring plans by launching a capacity reduction program at its Lindsey refinery in the UK and will announce a new plan for its refining activities in France in the spring of 2015.

With the decline in the oil price, the petroleum industry has entered a new cycle. In this context, TOTAL is implementing a strong and immediate response generating $8 billion in cash in 2015, thereby reducing its breakeven point by $40/b without compromising the priority to safety.

Finally, despite intensive investments made for future growth, the Group’s balance sheet remains strong, allowing it access to the financial markets under very favorable conditions.

As it has demonstrated in the past, TOTAL will make the adjustments necessary to successfully adapt to this period of low prices, while at the same time being prepared to take advantage of a recovery, for the benefit of its shareholders.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                   the quality of future opportunities that may be presented to or pursued by TOTAL;

•                   the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2013.

Operating information by segment

for the fourth quarter and full-year 2014

•                           Upstream

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Combined liquids and gas production by region (kboe/d)	2014	2013	2014 vs 2013
393	340	405	-3%	Europe	364	392	-7%
690	665	644	+7%	Africa	657	670	-2%
391	387	522	-25%	Middle East	391	536	-27%
99	89	75	+32%	North America	90	73	+23%
151	159	149	+1%	South America	157	166	-5%
235	237	242	-3%	Asia-Pacific	238	235	+1%
270	245	247	+9%	CIS	249	227	+10%
2,229	2,122	2,284	-2%	Total production	2,146	2,299	-7%
594	562	692	-14%	Includes equity affiliates	571	687	-17%

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Liquids production by region (kb/d)	2014	2013	2014 vs 2013
168	161	180	-7%	Europe	165	168	-2%
558	539	503	+11%	Africa	522	531	-2%
185	190	314	-41%	Middle East	192	324	-41%
45	39	28	+61%	North America	39	28	+39%
49	50	50	-2%	South America	50	54	-7%
33	30	27	+22%	Asia-Pacific	30	30	—
39	34	40	-3%	CIS	36	32	+13%
1,077	1,043	1,142	-6%	Total production	1,034	1,167	-11%
197	199	323	-39%	Includes equity affiliates	200	325	-38%

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Gas production by region (Mcf/d)	2014	2013	2014 vs 2013
1,224	982	1,242	-1%	Europe	1,089	1,232	-12%
674	643	690	-2%	Africa	693	698	-1%
1,113	1,076	1,139	-2%	Middle East	1,084	1,155	-6%
305	284	261	+17%	North America	285	256	+11%
573	613	554	+3%	South America	599	627	-4%
1,144	1,178	1,258	-9%	Asia-Pacific	1,178	1,170	+1%
1,186	1,126	1,116	+6%	CIS	1,135	1,046	+9%
6,219	5,902	6,260	-1%	Total production	6,063	6,184	-2%
2,064	1,966	1,995	+3%	Includes equity affiliates	1,998	1,955	+2%

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Liquefied natural gas	2014	2013	2014 vs 2013
3.06	2.98	3.39	-10%	LNG sales* (Mt)	12.15	12.26	-1%

*                   Sales, Group share, excluding trading; 2013 and 2014 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2013 and 2014 SEC coefficients, respectively.

•                           Downstream (Refining & Chemicals and Marketing & Services)

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Refined product sales by region (kb/d)*	2014	2013	2014 vs 2013
2,112	2,053	2,048	+3%	Europe**	2,047	2,078	-1%
606	540	496	+22%	Africa	552	454	+22%
482	632	473	+2%	Americas	558	497	+12%
660	604	546	+21%	Rest of world	612	492	+24%
3,860	3,829	3,563	+8%	Total consolidated sales	3,769	3,521	+7%
628	621	608	+3%	Includes bulk sales	615	617	—
1,421	1,427	1,200	+18%	Includes trading	1,385	1,155	+20%

*                   Includes share of TotalErg.

**              Restated historical amounts.

Investments — Divestments

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Expressed in millions of dollars	2014	2013	2014 vs 2013
7,002	7,032	8,872	-21%	Non-Group sales	26,430	28,309	-7%
422	512	390	+8%	• Capitalized exploration	1,616	1,821	-11%
565	868	1,233	-54%	• Increase in non-current loans	2,769	2,906	-5%
(420)	(326)	(584)	-28%	• Repayment of non-current loans	(1,540)	(1,649)	-7%
730	411	1,861	-61%	Acquisitions	2,539	4,473	-43%
1,269	1,704	355	x3.6	Asset sales	4,650	4,750	-2%
54	(1)	1,639	-97%	Other transactions with non-controlling interests	179	2,153	-92%
6,409	5,740	8,739	-27%	Net investments*	24,140	25,879	-7%

*                   Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

Net-debt-to-equity ratio

in millions of dollars	12/31/2014	9/30/2014	12/31/2013
Current borrowings	10,942	11,826	11,193
Net current financial assets	(1,113)	(848)	(358)
Net financial assets classified as held for sale	(56)	(77)	(179)
Non-current financial debt	45,481	43,242	34,574
Hedging instruments of non-current debt	(1,319)	(1,491)	(1,418)
Cash and cash equivalents	(25,181)	(24,307)	(20,200)
Net debt	28,754	28,345	23,612
Shareholders’ equity	90,330	100,408	100,241
Estimated dividend payable	(1,686)	(1,746)	(1,908)
Non-controlling interests	3,201	3,382	3,138
Equity	91,845	102,044	101,471
Net-debt-to-equity ratio	31.3%	27.8%	23.3%

Return on average capital employed

•                  Full-year 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,504	2,489	1,254
Capital employed at 12/31/2013*	95,529	19,752	10,051
Capital employed at 12/31/2014*	100,497	13,451	8,825
ROACE	10.7%	15.0%	13.3%

*              At replacement cost (excluding after-tax inventory effect).

•                  Twelve months ended September 30, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	11,973	1,974	1,338
Capital employed at 9/30/2013*	91,140	20,884	9,254
Capital employed at 9/30/2014*	104,488	17,611	9,633
ROACE	12.2%	10.3%	14.2%

*              At replacement cost (excluding after-tax inventory effect).

•                  Full-year 2013

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	12,450	1,857	1,554
Capital employed at 12/31/2012*	84,260	20,783	9,232
Capital employed at 12/31/2013*	95,529	19,752	10,051
ROACE	13.8%	9.2%	16.1%

*              At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Fourth quarter 2014	1.25	27.6	76.6	61.7	6.29
Third quarter 2014	1.33	29.9	101.9	94.0	6.40
Second quarter 2014	1.37	10.9	109.7	103.0	6.52
First quarter 2014	1.37	6.6	108.2	102.1	7.06
Fourth quarter 2013	1.36	10.1	109.2	102.5	7.36

*

European Refining Margin Indicator (ERMI) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**	$1/t = $0.136/b.
***	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(M$) (a)	4th quarter 2014	3rd quarter 2014	4th quarter 2013

Sales	52,511	60,363	64,975
Excise taxes	(5,777)	(6,141)	(6,208)
Revenues from sales	46,734	54,222	58,767

Purchases, net of inventory variation	(35,644)	(38,628)	(41,992)
Other operating expenses	(6,831)	(6,925)	(7,620)
Exploration costs	(611)	(433)	(658)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,900)	(3,082)	(2,934)
Other income	740	641	288
Other expense	(487)	(155)	(446)

Financial interest on debt	(108)	(173)	(217)
Financial income from marketable securities & cash equivalents	28	30	26
Cost of net debt	(80)	(143)	(191)

Other financial income	219	176	172
Other financial expense	(168)	(159)	(151)

Equity in net income (loss) of affiliates	464	851	844

Income taxes	722	(2,837)	(3,752)
Consolidated net income	(5,842)	3,528	2,327
Group share	(5,658)	3,463	2,234
Non-controlling interests	(184)	65	93
Earnings per share ($)	(2.49)	1.52	0.98
Fully-diluted earnings per share ($)	(2.47)	1.52	0.98

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(M$)	4th quarter 2014	3rd quarter 2014	4th quarter 2013

Consolidated net income	(5,842)	3,528	2,327

Other comprehensive income

Actuarial gains and losses	99	(1,010)	663
Tax effect	11	358	(284)
Currency translation adjustment generated by the parent company	(2,562)	(5,748)	1,484
Items not potentially reclassifiable to profit and loss	(2,452)	(6,400)	1,863
Currency translation adjustment	980	2,717	(768)
Available for sale financial assets	(5)	(21)	25
Cash flow hedge	(12)	44	23
Share of other comprehensive income of equity affiliates, net amount	(1,242)	(276)	(198)
Other	3	7	3
Tax effect	10	(10)	(12)
Items potentially reclassifiable to profit and loss	(266)	2,461	(927)
Total other comprehensive income (net amount)	(2,718)	(3,939)	936

Comprehensive income	(8,560)	(411)	3,263
Group share	(8,365)	(452)	3,176
Non-controlling interests	(195)	41	87

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(M$) (a)	Year 2014	Year 2013

Sales	236,122	251,725
Excise taxes	(24,104)	(23,756)
Revenues from sales	212,018	227,969

Purchases, net of inventory variation	(152,975)	(160,849)
Other operating expenses	(28,349)	(28,764)
Exploration costs	(1,964)	(2,169)
Depreciation, depletion and amortization of tangible assets and mineral interests	(19,656)	(11,994)
Other income	2,577	2,290
Other expense	(954)	(2,800)

Financial interest on debt	(748)	(889)
Financial income from marketable securities & cash equivalents	108	85
Cost of net debt	(640)	(804)

Other financial income	821	696
Other financial expense	(676)	(702)

Equity in net income (loss) of affiliates	2,662	3,415

Income taxes	(8,614)	(14,767)
Consolidated net income	4,250	11,521
Group share	4,244	11,228
Non-controlling interests	6	293
Earnings per share ($)	1.87	4.96
Fully-diluted earnings per share ($)	1.86	4.94

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(M$)	Year 2014	Year 2013
Consolidated net income	4,250	11,521

Other comprehensive income

Actuarial gains and losses	(1,526)	682
Tax effect	580	(287)
Currency translation adjustment generated by the parent company	(9,039)	3,129
Items not potentially reclassifiable to profit and loss	(9,985)	3,524
Currency translation adjustment	4,245	(1,925)
Available for sale financial assets	(29)	33
Cash flow hedge	97	156
Share of other comprehensive income of equity affiliates, net amount	(1,538)	(805)
Other	3	(12)
Tax effect	(18)	(62)
Items potentially reclassifiable to profit and loss	2,760	(2,615)
Total other comprehensive income (net amount)	(7,225)	909

Comprehensive income	(2,975)	12,430
Group share	(2,938)	12,193
Non-controlling interests	(37)	237

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	December 31, 2014	September 30, 2014	December 31, 2013

ASSETS

Non-current assets
Intangible assets, net	14,682	18,071	18,395
Property, plant and equipment, net	106,876	109,437	104,480
Equity affiliates : investments and loans	19,274	21,043	20,417
Other investments	1,399	1,645	1,666
Hedging instruments of non-current financial debt	1,319	1,491	1,418
Deferred income taxes	4,079	2,684	3,838
Other non-current assets	4,192	4,184	4,406
Total non-current assets	151,821	158,555	154,620

Current assets
Inventories, net	15,196	20,873	22,097
Accounts receivable, net	15,704	20,511	23,422
Other current assets	15,702	15,798	14,892
Current financial assets	1,293	1,205	739
Cash and cash equivalents	25,181	24,307	20,200
Assets classified as held for sale	4,901	5,327	3,253
Total current assets	77,977	88,021	84,603
Total assets	229,798	246,576	239,223

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,518	7,516	7,493
Paid-in surplus and retained earnings	94,646	101,979	98,254
Currency translation adjustment	(7,480)	(4,727)	(1,203)
Treasury shares	(4,354)	(4,360)	(4,303)
Total shareholders’ equity - Group share	90,330	100,408	100,241

Non-controlling interests	3,201	3,382	3,138
Total shareholders’ equity	93,531	103,790	103,379
Non-current liabilities
Deferred income taxes	14,810	16,222	17,850
Employee benefits	4,758	5,232	4,235
Provisions and other non-current liabilities	17,545	17,017	17,517
Non-current financial debt	45,481	43,242	34,574
Total non-current liabilities	82,594	81,713	74,176

Current liabilities
Accounts payable	24,150	27,394	30,282
Other creditors and accrued liabilities	16,641	19,610	18,948
Current borrowings	10,942	11,826	11,193
Other current financial liabilities	180	357	381
Liabilities directly associated with the assets classified as held for sale	1,760	1,886	864
Total current liabilities	53,673	61,073	61,668
Total liabilities and shareholders’ equity	229,798	246,576	239,223

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(M$)	4th quarter 2014	3rd quarter 2014	4th quarter 2013

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	(5,842)	3,528	2,327
Depreciation, depletion and amortization	11,310	3,288	3,363
Non-current liabilities, valuation allowances and deferred taxes	(2,329)	106	825
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(460)	(479)	(193)
Undistributed affiliates’ equity earnings	403	(260)	(102)
(Increase) decrease in working capital	4,475	1,461	3,267
Other changes, net	(203)	(5)	91
Cash flow from operating activities	7,354	7,639	9,578

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(7,339)	(6,733)	(9,622)
Acquisitions of subsidiaries, net of cash acquired	(56)	(1)	—
Investments in equity affiliates and other securities	(192)	(167)	(462)
Increase in non-current loans	(565)	(868)	(1,233)
Total expenditures	(8,152)	(7,769)	(11,317)
Proceeds from disposals of intangible assets and property, plant and equipment	874	1,413	50
Proceeds from disposals of subsidiaries, net of cash sold	136	—	21
Proceeds from disposals of non-current investments	259	291	284
Repayment of non-current loans	420	326	584
Total divestments	1,689	2,030	939
Cash flow used in investing activities	(6,463)	(5,739)	(10,378)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	30	53	29
- Treasury shares	—	(289)	(2)
Dividends paid:
- Parent company shareholders	(1,735)	(1,837)	(1,821)
- Non-controlling interests	(1)	(7)	(49)
Other transactions with non-controlling interests	54	(1)	1,639
Net issuance (repayment) of non-current debt	3,647	5,019	2,137
Increase (decrease) in current borrowings	(928)	(1,235)	(1,418)
Increase (decrease) in current financial assets and liabilities	(255)	(44)	48
Cash flow used in financing activities	812	1,659	563
Net increase (decrease) in cash and cash equivalents	1,703	3,559	(237)
Effect of exchange rates	(829)	(1,418)	326
Cash and cash equivalents at the beginning of the period	24,307	22,166	20,111
Cash and cash equivalents at the end of the period	25,181	24,307	20,200

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(M$)	Year 2014	Year 2013

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,250	11,521
Depreciation, depletion and amortization	20,859	13,358
Non-current liabilities, valuation allowances and deferred taxes	(1,980)	1,567
Impact of coverage of pension benefit plans	—	—
(Gains) losses on disposals of assets	(1,979)	(80)
Undistributed affiliates’ equity earnings	29	(775)
(Increase) decrease in working capital	4,480	2,525
Other changes, net	(51)	397
Cash flow from operating activities	25,608	28,513

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(26,320)	(29,748)
Acquisitions of subsidiaries, net of cash acquired	(471)	(21)
Investments in equity affiliates and other securities	(949)	(1,756)
Increase in non-current loans	(2,769)	(2,906)
Total expenditures	(30,509)	(34,431)
Proceeds from disposals of intangible assets and property, plant and equipment	3,442	1,766
Proceeds from disposals of subsidiaries, net of cash sold	136	2,654
Proceeds from disposals of non-current investments	1,072	330
Repayment of non-current loans	1,540	1,649
Total divestments	6,190	6,399
Cash flow used in investing activities	(24,319)	(28,032)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	420	485
- Treasury shares	(289)	(238)
Dividends paid:
- Parent company shareholders	(7,308)	(7,128)
- Non-controlling interests	(154)	(156)
Other transactions with non-controlling interests	179	2,153
Net issuance (repayment) of non-current debt	15,786	11,102
Increase (decrease) in current borrowings	(2,374)	(9,037)
Increase (decrease) in current financial assets and liabilities	(351)	1,298
Cash flow used in financing activities	5,909	(1,521)
Net increase (decrease) in cash and cash equivalents	7,198	(1,040)
Effect of exchange rates	(2,217)	831
Cash and cash equivalents at the beginning of the period	20,200	20,409
Cash and cash equivalents at the end of the period	25,181	20,200

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity -	Non- controlling	Total shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity
As of January 1, 2013	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658
Net income 2013	—	—	11,228	—	—	—	11,228	293	11,521
Other comprehensive Income	—	—	473	492	—	—	965	(56)	909
Comprehensive Income	—	—	11,701	492	—	—	12,193	237	12,430
Dividend	—	—	(7,116)	—	—	—	(7,116)	(156)	(7,272)
Issuance of common shares	11,745,014	39	446	—	—	—	485	—	485
Purchase of treasury shares	—	—	—	—	(4,414,200)	(238)	(238)	—	(238)
Sale of treasury shares (1)	—	—	(209)	—	3,591,391	209	—	—	—
Share-based payments	—	—	189	—	—	—	189	—	189
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	749	1	—	—	750	1,355	2,105
Other items	—	—	9	—	—	—	9	13	22
As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income 2014	—	—	4,244	—	—	—	4,244	6	4,250
Other comprehensive Income	—	—	(907)	(6,275)	—	—	(7,182)	(43)	(7,225)
Comprehensive Income	—	—	3,337	(6,275)	—	—	(2,938)	(37)	(2,975)
Dividend	—	—	(7,378)	—	—	—	(7,378)	(154)	(7,532)
Issuance of common shares	7,589,365	25	395	—	—	—	420	—	420
Purchase of treasury shares	—	—	—	—	(4,386,300)	(283)	(283)	—	(283)
Sale of treasury shares (1)	—	—	(232)	—	4,239,335	232	—	—	—
Share-based payments	—	—	114	—	—	—	114	—	114
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	148	(2)	—	—	146	195	341
Other items	—	—	8	—	—	—	8	59	67
As of December 31, 2014	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

4th quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,415	23,025	24,079	(8)	—	52,511
Intersegment sales	6,130	9,323	339	74	(15,866)	—
Excise taxes	—	(1,117)	(4,660)	—	—	(5,777)
Revenues from sales	11,545	31,231	19,758	66	(15,866)	46,734
Operating expenses	(6,784)	(32,248)	(19,534)	(386)	15,866	(43,086)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,952)	(1,739)	(202)	(7)	—	(10,900)
Operating income	(4,191)	(2,756)	22	(327)	—	(7,252)
Equity in net income (loss) of affiliates and other items	958	(70)	(195)	75	—	768
Tax on net operating income	(209)	606	(13)	315	—	699
Net operating income	(3,442)	(2,220)	(186)	63	—	(5,785)
Net cost of net debt						(57)
Non-controlling interests						184
Net income						(5,658)

4th quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	24	—	—	—	—	24
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	24	—	—	—	—	24
Operating expenses	30	(2,427)	(440)	—	—	(2,837)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,419)	(1,398)	—	—	—	(7,817)
Operating income (b)	(6,365)	(3,825)	(440)	—	—	(10,630)
Equity in net income (loss) of affiliates and other items	171	(197)	(131)	—	—	(157)
Tax on net operating income	1,156	846	140	—	—	2,142
Net operating income (b)	(5,038)	(3,176)	(431)	—	—	(8,645)
Net cost of net debt						—
Non-controlling interests						186
Net income						(8,459)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(2,406)	(436)	—
On net operating income	—	(1,710)	(321)	—

4th quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,391	23,025	24,079	(8)	—	52,487
Intersegment sales	6,130	9,323	339	74	(15,866)	—
Excise taxes	—	(1,117)	(4,660)	—	—	(5,777)
Revenues from sales	11,521	31,231	19,758	66	(15,866)	46,710
Operating expenses	(6,814)	(29,821)	(19,094)	(386)	15,866	(40,249)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,533)	(341)	(202)	(7)	—	(3,083)
Adjusted operating income	2,174	1,069	462	(327)	—	3,378
Equity in net income (loss) of affiliates and other items	787	127	(64)	75	—	925
Tax on net operating income	(1,365)	(240)	(153)	315	—	(1,443)
Adjusted net operating income	1,596	956	245	63	—	2,860
Net cost of net debt						(57)
Non-controlling interests						(2)
Adjusted net income						2,801
Adjusted fully-diluted earnings per share ($)						1.22

(a) Except for earnings per share.

4th quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,287	875	941	49	—	8,152
Total divestments	1,473	157	53	6	—	1,689
Cash flow from operating activities	2,608	3,113	1,627	6	—	7,354

BUSINESS SEGMENT INFORMATION

TOTAL

3rd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,198	27,417	27,747	1	—	60,363
Intersegment sales	7,560	11,931	466	67	(20,024)	—
Excise taxes	—	(1,292)	(4,849)	—	—	(6,141)
Revenues from sales	12,758	38,056	23,364	68	(20,024)	54,222
Operating expenses	(5,763)	(37,230)	(22,742)	(275)	20,024	(45,986)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,496)	(376)	(199)	(11)	—	(3,082)
Operating income	4,499	450	423	(218)	—	5,154
Equity in net income (loss) of affiliates and other items	1,298	41	(35)	50	—	1,354
Tax on net operating income	(2,627)	(107)	(123)	(31)	—	(2,888)
Net operating income	3,170	384	265	(199)	—	3,620
Net cost of net debt						(92)
Non-controlling interests						(65)
Net income						3,463

3rd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	17	—	—	—	—	17
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	17	—	—	—	—	17
Operating expenses	(79)	(512)	(66)	—	—	(657)
Depreciation, depletion and amortization of tangible assets and mineral interests	(110)	(12)	—	—	—	(122)
Operating income (b)	(172)	(524)	(66)	—	—	(762)
Equity in net income (loss) of affiliates and other items	432	(45)	(65)	—	—	322
Tax on net operating income	145	167	20	—	—	332
Net operating income (b)	405	(402)	(111)	—	—	(108)
Net cost of net debt						—
Non-controlling interests						13
Net income						(95)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(497)	(66)	—
On net operating income	—	(370)	(46)	—

3rd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,181	27,417	27,747	1	—	60,346
Intersegment sales	7,560	11,931	466	67	(20,024)	—
Excise taxes	—	(1,292)	(4,849)	—	—	(6,141)
Revenues from sales	12,741	38,056	23,364	68	(20,024)	54,205
Operating expenses	(5,684)	(36,718)	(22,676)	(275)	20,024	(45,329)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,386)	(364)	(199)	(11)	—	(2,960)
Adjusted operating income	4,671	974	489	(218)	—	5,916
Equity in net income (loss) of affiliates and other items	866	86	30	50	—	1,032
Tax on net operating income	(2,772)	(274)	(143)	(31)	—	(3,220)
Adjusted net operating income	2,765	786	376	(199)	—	3,728
Net cost of net debt						(92)
Non-controlling interests						(78)
Adjusted net income						3,558
Adjusted fully-diluted earnings per share ($)						1.56

(a) Except for earnings per share.

3rd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,923	422	398	26	—	7,769
Total divestments	1,924	9	56	41	—	2,030
Cash flow from operating activities	5,442	1,729	701	(233)	—	7,639

BUSINESS SEGMENT INFORMATION

TOTAL

4th quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,990	29,613	28,378	(6)	—	64,975
Intersegment sales	10,218	13,040	388	57	(23,703)	—
Excise taxes	—	(1,337)	(4,871)	—	—	(6,208)
Revenues from sales	17,208	41,316	23,895	51	(23,703)	58,767
Operating expenses	(9,498)	(40,949)	(23,226)	(300)	23,703	(50,270)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,146)	(576)	(201)	(11)	—	(2,934)
Operating income	5,564	(209)	468	(260)	—	5,563
Equity in net income (loss) of affiliates and other items	808	(75)	(38)	12	—	707
Tax on net operating income	(3,326)	(386)	(122)	42	—	(3,792)
Net operating income	3,046	(670)	308	(206)	—	2,478
Net cost of net debt						(151)
Non-controlling interests						(93)
Net income						2,234

4th quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(23)	—	—	—	—	(23)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(23)	—	—	—	—	(23)
Operating expenses	—	(458)	(53)	—	—	(511)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(172)	(4)	—	—	(176)
Operating income (b)	(23)	(630)	(57)	—	—	(710)
Equity in net income (loss) of affiliates and other items	—	(202)	(23)	—	—	(225)
Tax on net operating income	4	(279)	59	—	—	(216)
Net operating income (b)	(19)	(1,111)	(21)	—	—	(1,151)
Net cost of net debt						—
Non-controlling interests						—
Net income						(1,151)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(82)	(45)	—
On net operating income	—	(66)	(37)	—

4th quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,013	29,613	28,378	(6)	—	64,998
Intersegment sales	10,218	13,040	388	57	(23,703)	—
Excise taxes	—	(1,337)	(4,871)	—	—	(6,208)
Revenues from sales	17,231	41,316	23,895	51	(23,703)	58,790
Operating expenses	(9,498)	(40,491)	(23,173)	(300)	23,703	(49,759)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,146)	(404)	(197)	(11)	—	(2,758)
Adjusted operating income	5,587	421	525	(260)	—	6,273
Equity in net income (loss) of affiliates and other items	808	127	(15)	12	—	932
Tax on net operating income	(3,330)	(107)	(181)	42	—	(3,576)
Adjusted net operating income	3,065	441	329	(206)	—	3,629
Net cost of net debt						(151)
Non-controlling interests						(93)
Adjusted net income						3,385
Adjusted fully-diluted earnings per share ($)						1.49

(a) Except for earnings per share.

4th quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,498	956	820	43	—	11,317
Total divestments	812	45	63	19	—	939
Cash flow from operating activities	7,310	1,816	442	10	—	9,578

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	23,484	106,124	106,509	5	—	236,122
Intersegment sales	29,183	44,950	1,615	236	(75,984)	—
Excise taxes	—	(4,850)	(19,254)	—	—	(24,104)
Revenues from sales	52,667	146,224	88,870	241	(75,984)	212,018
Operating expenses	(26,235)	(145,014)	(86,931)	(1,092)	75,984	(183,288)
Depreciation, depletion and amortization of tangible assets and mineral interests	(15,938)	(2,901)	(781)	(36)	—	(19,656)
Operating income	10,494	(1,691)	1,158	(887)	—	9,074
Equity in net income (loss) of affiliates and other items	4,302	90	(140)	178	—	4,430
Tax on net operating income	(8,799)	391	(344)	(8)	—	(8,760)
Net operating income	5,997	(1,210)	674	(717)	—	4,744
Net cost of net debt						(494)
Non-controlling interests						(6)
Net income						4,244

Year 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	31	—	—	—	—	31
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	31	—	—	—	—	31
Operating expenses	(164)	(2,980)	(551)	—	—	(3,695)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,529)	(1,450)	—	—	—	(7,979)
Operating income (b)	(6,662)	(4,430)	(551)	—	—	(11,643)
Equity in net income (loss) of affiliates and other items	883	(282)	(203)	—	—	398
Tax on net operating income	1,272	1,013	174	—	—	2,459
Net operating income (b)	(4,507)	(3,699)	(580)	—	—	(8,786)
Net cost of net debt						—
Non-controlling interests						193
Net income						(8,593)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(2,944)	(525)	—
On net operating income	—	(2,114)	(384)	—

Year 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	23,453	106,124	106,509	5	—	236,091
Intersegment sales	29,183	44,950	1,615	236	(75,984)	—
Excise taxes	—	(4,850)	(19,254)	—	—	(24,104)
Revenues from sales	52,636	146,224	88,870	241	(75,984)	211,987
Operating expenses	(26,071)	(142,034)	(86,380)	(1,092)	75,984	(179,593)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,409)	(1,451)	(781)	(36)	—	(11,677)
Adjusted operating income	17,156	2,739	1,709	(887)	—	20,717
Equity in net income (loss) of affiliates and other items	3,419	372	63	178	—	4,032
Tax on net operating income	(10,071)	(622)	(518)	(8)	—	(11,219)
Adjusted net operating income	10,504	2,489	1,254	(717)	—	13,530
Net cost of net debt						(494)
Non-controlling interests						(199)
Adjusted net income						12,837
Adjusted fully-diluted earnings per share ($)						5.63

(a) Except for earnings per share.

Year 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	26,520	2,022	1,818	149	—	30,509
Total divestments	5,764	192	163	71	—	6,190
Cash flow from operating activities	16,666	6,302	2,721	(81)	—	25,608

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26,367	114,483	110,873	2	—	251,725
Intersegment sales	37,650	52,275	2,159	177	(92,261)	—
Excise taxes	—	(4,814)	(18,942)	—	—	(23,756)
Revenues from sales	64,017	161,944	94,090	179	(92,261)	227,969
Operating expenses	(31,875)	(160,031)	(91,343)	(794)	92,261	(191,782)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,484)	(1,736)	(733)	(41)	—	(11,994)
Operating income	22,658	177	2,014	(656)	—	24,193
Equity in net income (loss) of affiliates and other items	2,688	181	55	(25)	—	2,899
Tax on net operating income	(13,706)	(612)	(560)	(29)	—	(14,907)
Net operating income	11,640	(254)	1,509	(710)	—	12,185
Net cost of net debt						(664)
Non-controlling interests						(293)
Net income						11,228

Year 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(74)	—	—	—	—	(74)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(74)	—	—	—	—	(74)
Operating expenses	(113)	(1,405)	(134)	—	—	(1,652)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(184)	(4)	—	—	(1,043)
Operating income (b)	(1,042)	(1,589)	(138)	—	—	(2,769)
Equity in net income (loss) of affiliates and other items	(305)	(268)	4	(34)	—	(603)
Tax on net operating income	537	(254)	89	(45)	—	327
Net operating income (b)	(810)	(2,111)	(45)	(79)	—	(3,045)
Net cost of net debt						—
Non-controlling interests						(19)
Net income						(3,064)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(978)	(87)	—
On net operating income	—	(656)	(63)	—

Year 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26,441	114,483	110,873	2	—	251,799
Intersegment sales	37,650	52,275	2,159	177	(92,261)	—
Excise taxes	—	(4,814)	(18,942)	—	—	(23,756)
Revenues from sales	64,091	161,944	94,090	179	(92,261)	228,043
Operating expenses	(31,762)	(158,626)	(91,209)	(794)	92,261	(190,130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,629)	(1,552)	(729)	(41)	—	(10,951)
Adjusted operating income	23,700	1,766	2,152	(656)	—	26,962
Equity in net income (loss) of affiliates and other items	2,993	449	51	9	—	3,502
Tax on net operating income	(14,243)	(358)	(649)	16	—	(15,234)
Adjusted net operating income	12,450	1,857	1,554	(631)	—	15,230
Net cost of net debt						(664)
Non-controlling interests						(274)
Adjusted net income						14,292
Adjusted fully-diluted earnings per share ($)						6.29

(a) Except for earnings per share.

Year 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	29,750	2,708	1,814	159	—	34,431
Total divestments	5,786	365	186	62	—	6,399
Cash flow from operating activities	21,857	4,260	2,557	(161)	—	28,513

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

4th quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	52,487	24	52,511
Excise taxes	(5,777)	—	(5,777)
Revenues from sales	46,710	24	46,734

Purchases, net of inventory variation	(32,802)	(2,842)	(35,644)
Other operating expenses	(6,836)	5	(6,831)
Exploration costs	(611)	—	(611)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,083)	(7,817)	(10,900)
Other income	515	225	740
Other expense	(294)	(193)	(487)

Financial interest on debt	(108)	—	(108)
Financial income from marketable securities & cash equivalents	28	—	28
Cost of net debt	(80)	—	(80)

Other financial income	219	—	219
Other financial expense	(168)	—	(168)

Equity in net income (loss) of affiliates	653	(189)	464

Income taxes	(1,420)	2,142	722
Consolidated net income	2,803	(8,645)	(5,842)
Group share	2,801	(8,459)	(5,658)
Non-controlling interests	2	(186)	(184)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	64,998	(23)	64,975
Excise taxes	(6,208)	—	(6,208)
Revenues from sales	58,790	(23)	58,767

Purchases, net of inventory variation	(41,865)	(127)	(41,992)
Other operating expenses	(7,236)	(384)	(7,620)
Exploration costs	(658)	—	(658)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,758)	(176)	(2,934)
Other income	288	—	288
Other expense	(229)	(217)	(446)

Financial interest on debt	(217)	—	(217)
Financial income from marketable securities & cash equivalents	26	—	26
Cost of net debt	(191)	—	(191)

Other financial income	172	—	172
Other financial expense	(151)	—	(151)

Equity in net income (loss) of affiliates	852	(8)	844

Income taxes	(3,536)	(216)	(3,752)
Consolidated net income	3,478	(1,151)	2,327
Group share	3,385	(1,151)	2,234
Non-controlling interests	93	—	93

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

Year 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	236,091	31	236,122
Excise taxes	(24,104)	—	(24,104)
Revenues from sales	211,987	31	212,018

Purchases, net of inventory variation	(149,506)	(3,469)	(152,975)
Other operating expenses	(28,123)	(226)	(28,349)
Exploration costs	(1,964)	—	(1,964)
Depreciation, depletion and amortization of tangible assets and mineral interests	(11,677)	(7,979)	(19,656)
Other income	1,272	1,305	2,577
Other expense	(700)	(254)	(954)

Financial interest on debt	(748)	—	(748)
Financial income from marketable securities & cash equivalents	108	—	108
Cost of net debt	(640)	—	(640)

Other financial income	821	—	821
Other financial expense	(676)	—	(676)

Equity in net income (loss) of affiliates	3,315	(653)	2,662

Income taxes	(11,073)	2,459	(8,614)
Consolidated net income	13,036	(8,786)	4,250
Group share	12,837	(8,593)	4,244
Non-controlling interests	199	(193)	6

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	251,799	(74)	251,725
Excise taxes	(23,756)	—	(23,756)
Revenues from sales	228,043	(74)	227,969

Purchases, net of inventory variation	(159,784)	(1,065)	(160,849)
Other operating expenses	(28,177)	(587)	(28,764)
Exploration costs	(2,169)	—	(2,169)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,951)	(1,043)	(11,994)
Other income	647	1,643	2,290
Other expense	(574)	(2,226)	(2,800)

Financial interest on debt	(889)	—	(889)
Financial income from marketable securities & cash equivalents	85	—	85
Cost of net debt	(804)	—	(804)

Other financial income	696	—	696
Other financial expense	(702)	—	(702)

Equity in net income (loss) of affiliates	3,435	(20)	3,415

Income taxes	(15,094)	327	(14,767)
Consolidated net income	14,566	(3,045)	11,521
Group share	14,292	(3,064)	11,228
Non-controlling interests	274	19	293

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.